

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of APRIL 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 04/21/2011

By: *Noella Lessard*
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Progress Report – June 2008 to September 2010 Exploration Program – Éléonore Régional Property – James Bay Region – September 2010

Prepared by: Stephen Poitras, P. Geo – Services Techniques Geonordic Inc.

8 paper copies

000-29880
Commission File Number

Progress Report

June 2008-September 2010 Exploration Program
Éléonore Régional Property, James Bay region, Québec, Canada.

VIRGINIA MINES INC.
September 2010

(VOLUME 1 of 2)

Prepared by:
Stephen Poitras, geo.
Project Geologist
Services Techniques Géonordic

TABLE OF CONTENTS

FIGURES

APPENDICES

MAPS (POCKET)

Map 1 : Field work map (2008-2009-2010) 1 (1 : 10,000)

Map 2 : Field work map (2008-2009-2010) 2 (1 : 10,000)

Map 3 : Field work map (2008-2009-2010) 3 (1 : 10,000)

Map 4 : Field work map (2008-2009-2010) 4 (1 : 10,000)

Map 5 : Field work map (2008-2009-2010) 5 (1 : 10,000)

Map 6 : Field work map (2008-2009-2010) 6 (1 : 10,000)

Map 7 : Field work map (2008-2009-2010) 7 (1 : 10,000)

Map 8 : TR-ER-09-002 (1 : 100)

Map 9 : TR-ER-09-003 and TR-ER-10-001-002-003-004 (1 : 100)

Map 10 : TR-ER-10-006 (1 : 100)

Map 11 : TR-ER-10-010 (1 : 100)

1. INTRODUCTION

This report describes exploration work performed on the Virginia Mines Inc's Éléonore Régional property for the period between May 2008 and September 2010.

This report is prepared for Virginia Mines Inc. with the purpose of presenting the status of geological reconnaissance and exploration work generated from Virginia's ongoing exploration program on the Éléonore Régional property.

Virginia Mines Inc. database is the source of all data provided in this report. Geological descriptions and previous work in the area has been cited and referenced.

Author Stephen Poitras, is a geologist (OGQ member 896) with Services Techniques Géonordic Inc. He supervised all exploration and drilling and geophysical work conducted by third-party contractors performed on the Éléonore Régional property since June 2005. In this capacity Mr. Poitras has spent a minimum of 45 days on the property for the period covered by this report.

This report does not discuss any legal or environmental problems requiring external expertise.

2. PROPERTY DESCRIPTION, LOCATION AND ACCESSIBILITY

The Éléonore Régional project is located on the Opinaca reservoir, approximately 320 kilometers north of the town of Matagami in the James Bay region in Quebec, Canada.
Latitude: 52.40° North
Longitude: 76.3° West
NTS: 33 C/07, 33 C/08, 33 C/09, 33 C/10, 33 C/15, 33 C/16
UTM zone: 18 (nad27), 425 000 E, 5 836 000 N
The property consists of 802 map-designated claims totalling 41,952 hectares. These claims are 100% held by Virginia Mines Inc.

The property is accessible by the James Bay paved highway, at kilometre marker 395 where a 60-km gravel road provides access to the Opinaca reservoir. The property borders the reservoir and includes several islands on the reservoir. The property is also accessible by helicopter or floatplane from Nemiscau airport located 100 km due south. The area is well known for its extensive hydroelectric complex and associated infrastructure.

The physiography of the property is typical for the James Bay area of north western Québec. It is characterized by gentle relief, abundant lakes, rivers and streams and sparse to medium density conifer forests. Altitudes range between 250 and 400 metres above sea level. The property is dominated by the Opinaca reservoir with approximately 50% of the property covered by water. The reservoir drains into the Boyd Lake and eventually into the LG2 reservoir.

The property is covered by snow and ice from approximately November to April. Prospecting is possible from May to October while drilling and geophysical campaigns can be executed year-round.

3. GEOLOGICAL SETTING

Geological units in the Opinaca reservoir area belong to the La Grande and Opinaca sub-provinces. The boundary between the two sub-provinces is defined by an E-W trending metamorphic gradient. South of the boundary rocks are metamorphosed to an upper-greenschist to amphibolites facies while north of the boundary rocks are metamorphosed to granulite facies. On the Éléonore Régional property this boundary lies approximately along the north shore of the Opinaca reservoir.

The Opinaca sub-province is characterized by a vast batholithic complex essentially composed of syn-volcanic intrusions (2747-2710 Ma) of the trondhjemite-tonalite-granodiorite (TTG) suite and syn-tectonic intrusions (2710-2697 Ma) of the tonalite-granodiorite-granite-monzodiorite (TGGM) suite, indicative of a voluminous and long-lived magmatic activity covering a span of 50 Ma (Moukhsil *et al.*, 2003).

The area also includes typical Achaean greenstone assemblages of the Eastmain Group, essentially composed of komatiitic to rhyolitic volcanic rocks and of various sedimentary rocks of the Komo Formation (2710-2700 Ma, Moukhsil, 2003). These rocks are overlain by sediments (sometimes metamorphosed to paragneiss) of the Auclair formation. Metamorphosed Auclair formation sediments are also present in the Opinaca Sub province to the north. These sediments have been referred to as the Laguiche Group (Simard *et al.*,1999) and the Rossignol-Laguiche Group (Gauthier, Larocque; 1998) but regardless of the names assigned to them the sediments of the La Grande and Opinaca sub-provinces are the same age and type and differ only in metamorphic grade. The Auclair formation is younger (<2648 Ma) than those from the La Grande assemblage. In the study area, Auclair formation rocks are composed of wacke and biotite paragneiss and a significant volume of polymictic, clast and matrix supported conglomerates. The Auclair formation sediments are interpreted as an important feldspathic wacke sequence derived from the erosion of the La Grande sub province. Bandyayera and Fliszàr (2007) do not define the Eastmain Group sediments as part of the Auclair formation but rather define the Low Formation to describe all non-migmatized sediments overlying the volcanic rocks. In their interpretation these sediments are in faulted contact with the volcanic rocks.

Metamorphism ranges from the upper greenschist to the amphibolite facies in the greenstone assemblages while higher-grade (up to granulite) facies characterize the Opinaca Sub province.

Achaean-aged ductile deformation affects all the rocks in the area. The regional trend is NE-SW with sub vertical dips and obvious folding.

The Éléonore Régional claims include approximately equal coverage of Komo formation volcanic rocks and Auclair formation sediments. Tonalite-granodiorite intrusions surround the property and are present on the periphery of the claims on the western and south-eastern limits.

The Komo formation rocks on the property are predominantly phaneritic hornblende-feldspar massive basalts. These are accompanied by lesser amounts of andesites and rare felsic volcanics.

Pillow basalts are rarely encountered and when present topping directions could not be reliably ascertained. Trace amounts of disseminated pyrite and pyrite veinlets are common in the basalts. Quartz veins up to 5cm wide, parallel to local foliation are ubiquitous. Mineral assemblages (epidote, actinolite, biotite) suggest a greenschist to amphibolite metamorphic facies.

Mafic to intermediate tuffs and minor amount of felsic tuffs are often intercalated with the volcanic rocks. These are usually fine grained (ash) but bloc tuffs with intermediate to felsic volcanic and intrusive fragments in a mafic matrix were noted on the northern portion of the property. The tuffs are typically less than 1m thick and continue for 100m along trend.

Magnetite rich and iron silicate Banded Iron Formations were encountered in the northern and eastern parts of the property. They contain horizons of massive pyrite and pyrrhotite but assay results confirm that they are barren of gold and base metals mineralization.

Auçlair formation sediments dominate the north-central portion of the claims. These are often well bedded (1-5m thick) silici-clastic sedimentary rocks. They are dominated by wackes (65%), followed by conglomerates (20%). The rest is made up of arenites, siltstones and mudstones. Sedimentary structures are locally observed (cross-bedding, graded bedding, etc.). The conglomerates often have a magnetite rich matrix and can be correlated to the regional magnetic anomalies.

The Auclair sediments were of particular interest since they are interpreted to be the continuation of the sediments encountered on the Éléonore deposit (Cayer, Ouellette; 2005) 20km east of the Éléonore Régional property. The sediments on both properties are similar in texture, structure and mineralogy and both contain disseminated sulphide mineralization (PO, PY +/-AP) and quartz veinlets. Also common to both properties are sediments with horizons rich in aluminosilicates phenocrysts (cordierite, sillimanite).

The Éléonore Régional property surrounds a large (200km^2) syn- to late-tectonic diorite-tonalite intrusion - the Opinaca Pluton from Badyayera and Fliszàr (2007). The diorite contains 2-5mm diameter porphyritic feldspar. Diorite dykes intrude the Komo volcanics and the Auclair sediments and intrusive breccia is observed on the contacts between these and the diorite. Epidote and K-feldspar veinlets are commonly observed in the diorite.

The central portion of the property is dominated by an overturned synform with a north trending and north dipping (10-15°) axis. Foliation on the southern and central portions of this structure are sub-vertical and trend N-S to NE-SW whereas to the north both flanks appear to flare out and foliations remain sub-vertical but trend ENE for the eastern flank and NW for the western flank. This flaring out broadly coincides with the metamorphic gradient separating the Eastmain greenstone belt from the Opinaca sub-province. The eastern flank is also moulded around the Opinaca pluton such that foliations in the volcanic or sedimentary formations are strictly parallel to the contacts with the intrusion.

Two major faults were identified on the property. The first and largest is observed at several locations from the southern tip of the claims up the central portions of the claims. Near the Cléopâtre showing (Ouellette, Poitras; 2007) this fault separates greenschist facies sediments to the west from amphibolite facies basalts to the east. The Low fault (named after A.P. Low) was intersected during drilling (Ouellette, Poitras; 2007) and is defined by approximately 10 meters of quartz and sulphide (pyrrhotite, pyrite, arsenopyrite) stockwerk in a graphite-rich matrix. Several centimetric mylonitized zones were also observed within and outside the graphitic zone. The fault is sub-vertical and is interpreted to have a normal movement with a minor dextral component.

The second fault (which may be a continuation of the first) is E trending and located in the NE corner of the property along what is known as the Mauve showing. It is identified by strong foliation and small mylonite zones.

4. DESCRIPTION OF WORK PERFORMED

This report describes work performed on the Éléonore Régional property during the summer/fall exploration seasons in 2008, 2009 and 2010. Exploration work was performed by Services Techniques Géonordic, consultants to Virginia Mines Inc.

The property was accessed mostly by helicopter from Virginia's Wabamisk camp, located 45km south of Éléonore Régional, near the Eastmain River. Otherwise the property was accessed by boat from the Sarcelle boat launch located near the north-eastern border of the Éléonore Régional property.

During this time period, reconnaissance work was conducted over the entire property and outcrops or boulders were sampled based on rock type, sulfide mineralisation, rock alteration or structural features by employees of Services Techniques Géonordic. Follow-up sampling, mechanical stripping and channel sampling were performed in areas containing anomalous gold values.

Till samples were collected over most the property and sample locations were planned in accordance with a SW (220-240°) glacial flow. Till sampling was also conducted by helicopter from Virginia's Wabamisk camp, approximately 45km south of the Éléonore Régional property.

The following sub-sections provide a detailed description of all samples collected during the period covered by this report.

4.1 Grab samples

A total of 2410 samples (1566 outcrop samples and 844 boulder samples) were collected during the period covered by this report. Samples were collected by the employees of Services Techniques Géonordic under the supervision of project geologist Stephen Poitras, geo., the author of this report.

Foot traverses covered the entire property and samples were collected in all types of rocks. The position of these samples can be seen on Map 1 to 7 and the descriptions and assay results in Appendix 3 : Outcrop and sample descriptions.

Samples were bagged, tagged with unique sample numbers and sealed at the sampling location before being transported to the work camp. At the camp the sealed samples are placed in shipping bags before being transported to Lab Expert in Rouyn-Noranda, Québec by employees Services Techniques Géonordic.

Collected samples were analyzed for gold via fire assay. Those returning grades above 500 ppb were analyzed by gravimetric finish fire assay. Some samples were chosen, at the discretion of the geologist, for multi-elements analysis by ICP (scan 30).
Laboratoire Expert in Rouyn-Noranda was commissioned to perform the assays. All samples for multi-element analysis were sent to ACTLABS laboratory in Toronto.

One laboratory standard and one blank sample were added for every batch of 50 grab samples. Laboratory standards, purchased from Rocklabs, are reference materials prepared from mineral matrices that contain gold which is uniformly distributed throughout the pulverized rock. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda.

4.2 Mechanical Stripping and Channel Sampling

A total of 196 channel samples for 189 meters were collected during the reporting period. Some channel samples, located on an island on the Opinaca reservoir at -76°29'18.6"E, 52°41'17.3"N, required mechanical stripping. A total of 6 trenches for $1240m^2$ were excavated using a Kubota KX-161 excavator.

The excavator was transported to and from the island by barge by Atlantique Sous-Marine of Chicoutimi, Québec in June and July of 2010. Excavation, cleaning of outcrops, mapping and channel sampling was conducted by personnel of Services Techniques Géonordic.

Map 8 to Map 11 show the geology and the location of trenches and channel samples.

4.3 Till Sampling

A total of 303 till samples were collected for the period covered by this report. These samples cover most of the Éléonore Régional property with a higher density of samples near the Cléopâtre showing.

Till samples were collected by employees of Services Techniques Géonordic under the supervision of M. Rémi Charbonneau from Les Consultants Inlandsis.

The samples (15 kg) are typically collected with a 100 m to 200 m spacing, along sampling transects draw perpendicularly to ice flow. At sampling sites, the glacial deposits were exposed from hand dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with permanent identification number and location were obtained from hand-held GPS. Samples were promptly shipped at Overburden Drilling Management Ltd. of Nepean, Ontario for processing and visual gold-grain counts. Sample treatment included an initial removal of the clasts fraction (>2 mm) by wet sieving, followed by density concentration and visible gold grain count on Wilfley shaking table. Dense fractions of glacial sediment (30g - 80g) were submitted to Als Chemex Inc. of Val-d'Or for Au analysis by fire assay on 30 g (package ICP-21) and 34 additional elements (Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Y, Zn) by ICP-MS (package ME-ICP61) following a four-acid total digestion on a 0.5g split.

4.4 Soil Sampling

A small soil sampling campaign was undertaken on the Éléonore Régional property during the summer 2008 exploration season. A total of thirty (30) samples were collected on a 20 hectares area centered at UTM Nad27, zone18: 399670E, 5835210N (see map 2).

Samples were collected over one day by personnel of Services Techniques Géonordic under the supervision of Remi Charbonneau (OGQ member 290) of Les Consultants Inlandsis. Work to and from the sampling site was conducted by helicopter from the Wabamisk camp located 48km SSW of the work area.

The soil samples were collected from the B-horizon using a standard, hand operated auger. Samples weighting approximately 150g were bagged and tagged at the sampling site and then transported to the Wabamisk camp at the end of the work day. The samples were then transported, by personnel of Services Techniques Géonordic, to Lab Expert in Rouyn-Noranda to be analysed for gold content using fire assay and for ICP multi element analysis.

Laboratory results indicate one (1) sample with anomalous gold values. Sample ER027 contains 13ppb Au which, although modest, represents the top 1% of the 1410 soil samples collected on the property since 2006. All other samples in the area contain the minimum sampling limit of 3 ppb Au. Follow prospecting in this area did not reveal any significant gold mineralization.

5. INTERPRETATION AND CONCLUSIONS

Based on sampling results and geological mapping, we believe that an orogenic gold deposit model, as defined by Groves et.al. (2003), is valid for exploration on the Éléonore Régional claims. Mineralization on the north shore of the Opinaca reservoir was discovered in quartz-tourmaline veins in various host-rocks, near the east-west trending metamorphic gradient which defines the border between the Eastmain greenstone belt and the Opinaca sub-province. The contrast in deformation styles (ductile to the north; ductile-brittle to the south) and metamorphic grade (granulite facies north, amphibolite facies south) between the two sub-provinces is a testament to the importance of this geological boundary. The nature of the contact between the Opinaca sub-province and the Eastmain greenstone belt has been a long-standing question (see Simard et Gosselin, 1999) but regardless of its exact nature it remains an important first-order contact and a worthy exploration target. Few auriferous veins have been discovered and their dimensions remain modest (1-5cm over 1-3 m) but the mineralization style (veins with 1-3% sulphides, high Au/Ag values), alteration (tourmaline) and proximity to a major geological boundary all justify the use of an orogenic gold deposit model.

The Cléopâtre showing (Ouellette, Poitras; 2007) also has characteristics typical of orogenic gold deposits. Mineralization here was discovered in sediments (grauwacke) located near a major fault (north-south trending) and near a lithological boundary with significant rheological contrasts (sediment-basalt). The gold mineralization is associated with disseminated pyrite, quartz veining and calcite-sericite alteration. The above-mentioned fault (the A.P. Low fault) was drilled in 2007 (Ouellette, Poitras; 2007) and significant sulphide mineralization, impressive veining and calcite alteration were observed. The gold values obtained in the fault zone were not significant but they were certainly anomalous (131 ppb over 5m and 106 ppb over 11m). Orogenic gold deposits in shear zones, according to Ridley, et al., 2000, "tend to form lenticular bodies of altered, veined and mineralized rock elongated parallel to the shear zone, foliation, and lithologic trend. High grade lodes follow particular units or contacts within the shear zone...". With this in mind we believe that the Cléopâtre area in general and the A.P. Low fault in particular, has more exploration potential.

Till sampling has proven to be a valuable exploration tool on the Éléonore Régional property. The property is quite large and approximately half of its surface area is covered by water therefore gold-in-till anomalies have allowed explorations teams to concentrate their efforts on potentially more promising areas. The gold-in-till trends may not always lead to hard rock gold showings but they sometimes lead to gold bearing float. The gold-in-till trends can also help confirm the gold bearing potential of lithological contacts or structures. Several gold-in-till trends have been identified in the Cléopâtre area, further enhancing its appeal as an exploration target.

Results published in this report for both grab and till samples amply justify further work on the property. The orogenic gold deposit model remains the preferred model for exploration and as such further efforts should be dedicated to the identification of secondary and tertiary faults associated with the two major faults already identified – the fault separating the Opinaca sub-province from the Eastmain Group and the A.P. Low fault.

6. REFERENCES

Cayer, A., Ouellette, J-F., 2005. Technical Report and Recommendations June 2004-February 2005 Exploration Program Éléonore Property, Québec. Virginia Gold Mines Inc. internal document.

Groves, D., Goldfarb, R., Robert, F., Hart, C.J.R., 2003. Gold Deposits in Metamorphic Belts: Overview of current Understanding, Outstanding Problems, Future Research, and Exploration Significance. Economic Geology, Vol 98, pp.1-29

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E., Davis, D. W. 2003. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain (Baie-James), 55p. Ministère des richesses Naturelles du Québec, ET 2002-06.

Ouellette, J-F., Poitras, S. 2007. Technical Report and Recommendations June 2006-July 2007 Exploration Program, Éléonore Régional Property, James Bay region, Québec, Canada. Form 43-101, Technical Report.

Ridley J, Groves D I, and Knight J T, 2000. Gold deposits in amphibolite and granulite facies terrains of the Archean Yilgarn Block, Western Australia: evidence and implications of syn-metamorphic mineralisation. *Reviews in Economic Geology,* v. 11, p 265-290.

Simard, M., Gosselin, C., 1999. Géologie de la région du Lac Litchtenger, Ministère des Ressources naturelles, Québec, 25p., RG-98-15.

CERTIFICATE OF QUALIFICATIONS

I, Stephen Poitras, residing at 7516 rue De Gaspé, Montreal (Québec), H2R 2A2, and hereby certify that:

I am currently employed as Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 2003 and from the University of Waterloo with a B.Sc. in Mechanical Engineering in 1994.

I have been working as a geologist or geologist in training in mineral exploration since 2003.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 896.

I am a Qualified Person with respect to the Eléonore Régional Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Eléonore Régional Project since the spring of 2005.

I have visited the property from June to October 2010 while participating in the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 20th day of October 2010.

Stephen Poitras, P. Geo.

Appendix 1 : Claims list

List of claims
CDC - Éléonore régional
Mines Virginia inc.

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
1028890	33 C/09	20	31	52,25	20110921
1028891	33 C/09	20	32	52,25	20110921
1028901	33 C/09	21	27	52,24	20110921
1028902	33 C/09	21	28	52,24	20110921
1028903	33 C/09	21	29	52,24	20110921
1028904	33 C/09	21	30	52,24	20110921
1028905	33 C/09	21	31	52,24	20110921
1028906	33 C/09	21	32	52,24	20110921
1028919	33 C/09	22	23	52,23	20110921
1028920	33 C/09	22	24	52,23	20110921
1028921	33 C/09	22	25	52,23	20110921
1028922	33 C/09	22	26	52,23	20110921
1028923	33 C/09	22	27	52,23	20110921
1028924	33 C/09	22	28	52,23	20110921
1028925	33 C/09	22	29	52,23	20110921
1028926	33 C/09	22	30	52,23	20110921
1028931	33 C/09	23	23	52,22	20110921
1028932	33 C/09	23	24	52,22	20110921
1028933	33 C/09	23	25	52,22	20110921
1028934	33 C/09	23	26	52,22	20110921
1028935	33 C/09	23	27	52,22	20110921
1042260	33 C/09	5	25	52,40	20111211
1042261	33 C/09	5	26	52,40	20111211
1042262	33 C/09	5	27	52,40	20111211
1042263	33 C/09	6	25	52,39	20111211
1042264	33 C/09	6	26	52,39	20111211
1042265	33 C/09	6	27	52,39	20111211
2081829	33 C/09	26	35	52,19	20110430
2081830	33 C/09	27	35	52,18	20110430
2081831	33 C/09	28	34	52,17	20110430
2081832	33 C/09	28	35	52,17	20110430
2081833	33 C/09	28	36	52,17	20110430
2083422	33 C/09	27	32	52,18	20110510
2085446	33 C/09	9	32	52,36	20110522
2122173	33 C/09	3	58	52,42	20110918
2122174	33 C/09	3	59	52,42	20110918
2122175	33 C/09	3	60	52,42	20110918
2122176	33 C/09	4	58	52,41	20110918
2122177	33 C/09	4	59	52,41	20110918
2122178	33 C/09	4	60	52,41	20110918
2155935	33 C/10	29	55	52,17	20120527
2155936	33 C/10	29	56	52,17	20120527
2155937	33 C/10	29	57	52,17	20120527
2155938	33 C/10	29	58	52,17	20120527
2155939	33 C/10	29	59	52,17	20120527
2155940	33 C/10	29	60	52,17	20120527
2155941	33 C/16	1	6	52,15	20120527
2155942	33 C/16	1	7	52,15	20120527
2155943	33 C/16	1	8	52,15	20120527
2158242	33 C/09	3	45	52,42	20120603
2158243	33 C/09	3	46	52,42	20120603
2158244	33 C/09	3	47	52,42	20120603
2158245	33 C/09	3	48	52,42	20120603
2158246	33 C/09	3	49	52,42	20120603
2158247	33 C/09	3	50	52,42	20120603
2158248	33 C/09	3	51	52,42	20120603
2158249	33 C/09	3	52	52,42	20120603
2158250	33 C/09	3	53	52,42	20120603
2158251	33 C/09	3	54	52,42	20120603
2158252	33 C/09	3	55	52,42	20120603
2158253	33 C/09	3	56	52,42	20120603
2158254	33 C/09	3	57	52,42	20120603
2158266	33 C/09	2	47	52,43	20120603

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
2158267	33 C/09	2	48	52,43	20120603
2158268	33 C/09	2	49	52,43	20120603
2158269	33 C/09	2	50	52,43	20120603
2158270	33 C/09	2	51	52,43	20120603
2158271	33 C/09	2	52	52,43	20120603
2158272	33 C/09	2	53	52,43	20120603
2158273	33 C/09	2	54	52,43	20120603
2167099	33 C/10	10	55	52,36	20120723
2167100	33 C/10	10	56	52,36	20120723
2167101	33 C/10	11	54	52,35	20120723
2167102	33 C/10	11	55	52,35	20120723
2167103	33 C/10	11	56	52,35	20120723
2167104	33 C/10	12	54	52,34	20120723
2167105	33 C/10	12	55	52,34	20120723
2167106	33 C/10	12	56	52,34	20120723
2167107	33 C/10	12	57	52,34	20120723
2167108	33 C/10	13	52	52,33	20120723
2167109	33 C/10	13	53	52,33	20120723
2167110	33 C/10	13	54	52,33	20120723
2167111	33 C/10	13	55	52,33	20120723
2167112	33 C/10	13	56	52,33	20120723
2167113	33 C/10	14	52	52,32	20120723
2167114	33 C/10	14	53	52,32	20120723
2167115	33 C/10	14	54	52,32	20120723
2167116	33 C/10	14	55	52,32	20120723
2167117	33 C/10	14	56	52,32	20120723
2167118	33 C/10	15	52	52,31	20120723
2167119	33 C/10	15	53	52,31	20120723
2167120	33 C/10	15	54	52,31	20120723
2167121	33 C/10	15	55	52,31	20120723
2167122	33 C/10	15	56	52,31	20120723
2167123	33 C/10	16	52	52,30	20120723
2167124	33 C/10	16	53	52,30	20120723
2167125	33 C/10	16	54	52,30	20120723
2167126	33 C/10	16	55	52,30	20120723
2167127	33 C/10	16	56	52,30	20120723
2167128	33 C/10	17	54	52,29	20120723
2167129	33 C/10	17	55	52,29	20120723
2167130	33 C/10	17	56	52,29	20120723
2167131	33 C/10	18	55	52,28	20120723
2167146	33 C/10	15	47	52,31	20120723
2167147	33 C/10	15	48	52,31	20120723
2167148	33 C/10	15	49	52,31	20120723
2167149	33 C/10	15	50	52,31	20120723
2167150	33 C/10	15	51	52,31	20120723
2167151	33 C/10	16	47	52,30	20120723
2167152	33 C/10	16	48	52,30	20120723
2167153	33 C/10	16	49	52,30	20120723
2167154	33 C/10	16	50	52,30	20120723
2167155	33 C/10	16	51	52,30	20120723
2167156	33 C/10	17	47	52,29	20120723
2167157	33 C/10	17	48	52,29	20120723
2167158	33 C/10	17	49	52,29	20120723
2167159	33 C/10	17	50	52,29	20120723
2167160	33 C/10	17	51	52,29	20120723
2167161	33 C/10	17	52	52,29	20120723
2167162	33 C/10	17	53	52,29	20120723
2167163	33 C/10	18	52	52,28	20120723
2167164	33 C/10	18	53	52,28	20120723
2167165	33 C/10	18	54	52,28	20120723
2167166	33 C/10	19	52	52,27	20120723
2167167	33 C/10	19	53	52,27	20120723
2167168	33 C/10	19	54	52,27	20120723
2167169	33 C/10	19	55	52,27	20120723
2167170	33 C/10	20	52	52,26	20120723
2167171	33 C/10	20	53	52,26	20120723
2167173	33 C/10	20	54	52,26	20120723
2167175	33 C/10	20	55	52,26	20120723

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
2167176	33 C/10	21	55	52,25	20120723
2174868	33 C/09	4	51	52,41	20101126
2174869	33 C/09	4	52	52,41	20101126
2174870	33 C/09	4	53	52,41	20101126
2174871	33 C/09	4	54	52,41	20101126
2174872	33 C/09	4	55	52,41	20101126
2174873	33 C/09	4	56	52,41	20101126
2174874	33 C/09	4	57	52,41	20101126
2184467	33 C/09	9	4	52,37	20110702
2184468	33 C/09	9	5	52,36	20110702
2184469	33 C/09	10	4	52,36	20110702
2184470	33 C/09	10	5	52,36	20110702
2184471	33 C/09	10	6	52,36	20110702
2184472	33 C/09	11	4	52,35	20110702
2184473	33 C/09	11	5	52,35	20110702
2184474	33 C/09	11	6	52,35	20110702
2184475	33 C/09	12	1	52,34	20110702
2184476	33 C/09	12	3	52,34	20110702
2184477	33 C/09	12	4	52,34	20110702
2184478	33 C/09	12	5	52,34	20110702
2184479	33 C/09	12	6	52,34	20110702
2184480	33 C/09	13	1	52,33	20110702
2184481	33 C/09	13	2	52,33	20110702
2184482	33 C/09	13	3	52,33	20110702
2184483	33 C/09	13	4	52,33	20110702
2184484	33 C/09	13	5	52,33	20110702
2184485	33 C/09	13	6	52,33	20110702
2184486	33 C/09	14	2	52,32	20110702
2184487	33 C/09	14	3	52,32	20110702
2184488	33 C/09	14	4	52,32	20110702
2184489	33 C/09	15	2	52,31	20110702
2184490	33 C/09	15	3	52,31	20110702
2184491	33 C/09	15	4	52,31	20110702
2184492	33 C/09	16	1	52,30	20110702
2184493	33 C/09	16	2	52,30	20110702
2185700	33 C/09	29	9	52,17	20110726
2185701	33 C/09	29	10	52,17	20110726
2185702	33 C/09	29	11	52,17	20110726
2185703	33 C/09	30	9	52,16	20110726
2185704	33 C/09	30	10	52,16	20110726
2185705	33 C/09	30	11	52,16	20110726
2185706	33 C/16	1	9	52,15	20110726
2185707	33 C/16	1	10	52,15	20110726
2185708	33 C/16	1	11	52,15	20110726
2185709	33 C/16	2	9	52,14	20110726
2185710	33 C/16	2	10	52,14	20110726
2185711	33 C/16	2	11	52,14	20110726
2185712	33 C/16	3	9	52,13	20110726
2185713	33 C/16	3	10	52,13	20110726
2185714	33 C/16	3	11	52,13	20110726
2185715	33 C/16	4	9	52,12	20110726
2185716	33 C/16	4	10	52,12	20110726
2185717	33 C/16	4	11	52,12	20110726
2187254	33 C/09	14	1	52,32	20110825
2187255	33 C/09	15	1	52,31	20110825
2187256	33 C/09	25	14	52,21	20110825
2187257	33 C/09	25	15	52,21	20110825
2187258	33 C/09	26	14	52,20	20110825
2187259	33 C/09	26	15	52,20	20110825
2189260	33 C/10	18	47	52,28	20110916
2189261	33 C/10	18	48	52,28	20110916
2189262	33 C/10	18	49	52,28	20110916
2189263	33 C/10	18	50	52,28	20110916
2189264	33 C/10	18	51	52,28	20110916
2189265	33 C/10	19	47	52,27	20110916
2189266	33 C/10	19	48	52,27	20110916
2189267	33 C/10	19	49	52,27	20110916
2189268	33 C/10	19	50	52,27	20110916

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
2189269	33 C/10	19	51	52,27	20110916
2189517	33 C/09	15	12	52,30	20110921
2189518	33 C/09	15	13	52,30	20110921
2189519	33 C/09	15	14	52,30	20110921
2189520	33 C/09	16	13	52,29	20110921
2189521	33 C/09	16	14	52,29	20110921
2189540	33 C/10	21	54	52,25	20110921
2189541	33 C/10	24	53	52,22	20110921
2191591	33 C/09	10	14	52,35	20111013
2191592	33 C/09	11	14	52,34	20111013
2191593	33 C/09	11	15	52,34	20111013
2191594	33 C/09	12	14	52,33	20111013
2191595	33 C/09	12	15	52,33	20111013
2191596	33 C/09	13	14	52,32	20111013
2191597	33 C/09	13	15	52,32	20111013
2191598	33 C/09	14	14	52,31	20111013
2192718	33 C/09	8	13	52,37	20111025
2192719	33 C/09	8	14	52,37	20111025
2192720	33 C/09	9	13	52,36	20111025
2192721	33 C/09	9	14	52,36	20111025
2192722	33 C/09	10	13	52,35	20111025
2192723	33 C/09	11	12	52,34	20111025
2192724	33 C/09	11	13	52,34	20111025
2192725	33 C/09	12	12	52,33	20111025
2192726	33 C/09	12	13	52,33	20111025
2192727	33 C/09	13	12	52,32	20111025
2192728	33 C/09	13	13	52,32	20111025
2192729	33 C/09	14	12	52,31	20111025
2192730	33 C/09	14	13	52,31	20111025
2218409	33 C/10	27	59	52,19	20120420
2218410	33 C/10	27	60	52,19	20120420
2218411	33 C/10	28	60	52,18	20120420
2218412	33 C/09	27	1	52,19	20120420
2218413	33 C/09	27	2	52,19	20120420
2218414	33 C/09	27	3	52,19	20120420
2218415	33 C/09	27	4	52,19	20120420
2218416	33 C/09	27	5	52,19	20120420
2218417	33 C/09	27	6	52,19	20120420
2218418	33 C/09	27	7	52,19	20120420
2218419	33 C/09	27	8	52,19	20120420
2218420	33 C/09	28	1	52,18	20120420
2218421	33 C/09	28	2	52,18	20120420
2218422	33 C/09	28	3	52,18	20120420
2218423	33 C/09	28	4	52,18	20120420
2218424	33 C/09	28	5	52,18	20120420
2218425	33 C/09	28	6	52,18	20120420
2218426	33 C/09	28	7	52,18	20120420
2218427	33 C/09	28	8	52,18	20120420
2218428	33 C/09	29	5	52,17	20120420
2218429	33 C/09	29	6	52,17	20120420
2218430	33 C/09	30	6	52,16	20120420
2234521	33 C/10	27	56	52,19	20120518
2234522	33 C/10	27	57	52,19	20120518
2234523	33 C/10	27	58	52,19	20120518
2234524	33 C/10	28	55	52,18	20120518
2234525	33 C/10	28	56	52,18	20120518
2234526	33 C/10	28	57	52,18	20120518
2234527	33 C/10	28	58	52,18	20120518
2234528	33 C/10	28	59	52,18	20120518
2234529	33 C/09	29	7	52,17	20120518
2234530	33 C/09	29	8	52,17	20120518
2234531	33 C/09	30	7	52,16	20120518
2234532	33 C/09	30	8	52,16	20120518
39028	33 C/10	23	58	52,23	20120920
39029	33 C/10	23	59	52,23	20120920
39030	33 C/10	23	60	52,23	20120920
39031	33 C/10	24	57	52,22	20120920
39032	33 C/10	24	58	52,22	20120920

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
39033	33 C/10	24	59	52,22	20120920
39034	33 C/10	24	60	52,22	20120920
39035	33 C/09	1	10	52,44	20120922
39036	33 C/09	1	11	52,44	20120922
39037	33 C/09	1	12	52,44	20120922
39038	33 C/09	1	13	52,44	20120922
39039	33 C/09	1	14	52,44	20120922
39040	33 C/09	1	15	52,44	20120922
39041	33 C/09	1	16	52,44	20120922
39042	33 C/09	1	17	52,44	20120922
39043	33 C/09	1	18	52,44	20120922
39044	33 C/09	1	19	52,44	20120922
39045	33 C/09	1	20	52,44	20120922
39046	33 C/09	2	10	52,43	20120922
39047	33 C/09	2	11	52,43	20120922
39048	33 C/09	2	12	52,43	20120922
39049	33 C/09	2	13	52,43	20120922
39050	33 C/09	2	14	52,43	20120922
39051	33 C/09	2	15	52,43	20120922
39052	33 C/09	2	16	52,43	20120922
39053	33 C/09	2	17	52,43	20120922
39054	33 C/09	2	18	52,43	20120922
39055	33 C/09	2	19	52,43	20120922
39056	33 C/09	2	20	52,43	20120922
39057	33 C/09	2	21	52,43	20120922
39058	33 C/09	3	10	52,42	20120922
39059	33 C/09	3	11	52,42	20120922
39060	33 C/09	3	12	52,42	20120922
39061	33 C/09	3	13	52,42	20120922
39062	33 C/09	3	14	52,42	20120922
39063	33 C/09	3	15	52,42	20120922
39064	33 C/09	3	16	52,42	20120922
39065	33 C/09	3	17	52,42	20120922
39066	33 C/09	3	18	52,42	20120922
39067	33 C/09	3	19	52,42	20120922
39068	33 C/09	3	20	52,42	20120922
39069	33 C/09	3	21	52,42	20120922
39070	33 C/09	4	12	52,41	20120922
39071	33 C/09	4	13	52,41	20120922
39072	33 C/09	4	14	52,41	20120922
39073	33 C/09	4	15	52,41	20120922
39074	33 C/09	4	16	52,41	20120922
39075	33 C/09	4	17	52,41	20120922
39076	33 C/09	4	18	52,41	20120922
39077	33 C/09	4	19	52,41	20120922
39078	33 C/09	4	20	52,41	20120922
39079	33 C/09	4	21	52,41	20120922
39080	33 C/09	4	22	52,41	20120922
39081	33 C/09	5	13	52,40	20120922
39082	33 C/09	5	14	52,40	20120922
39083	33 C/09	5	15	52,40	20120922
39084	33 C/09	5	16	52,40	20120922
39085	33 C/09	5	17	52,40	20120922
39086	33 C/09	5	18	52,40	20120922
39087	33 C/09	5	19	52,40	20120922
39088	33 C/09	5	20	52,40	20120922
39089	33 C/09	5	21	52,40	20120922
39090	33 C/09	5	22	52,40	20120922
39091	33 C/09	5	23	52,40	20120922
39092	33 C/09	5	24	52,40	20120922
39093	33 C/09	6	13	52,39	20120922
39094	33 C/09	6	14	52,39	20120922
39095	33 C/09	6	15	52,39	20120922
39096	33 C/09	6	16	52,39	20120922
39097	33 C/09	16	3	52,30	20120922
39098	33 C/09	16	4	52,30	20120922
39099	33 C/09	16	5	52,30	20120922
39100	33 C/09	16	6	52,30	20120922

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
39101	33 C/09	16	7	52,30	20120922
39102	33 C/09	17	2	52,29	20120922
39103	33 C/09	17	3	52,29	20120922
39104	33 C/09	17	4	52,29	20120922
39105	33 C/09	17	5	52,29	20120922
39106	33 C/09	17	6	52,29	20120922
39107	33 C/09	17	7	52,29	20120922
39108	33 C/09	18	2	52,28	20120922
39109	33 C/09	18	3	52,28	20120922
39110	33 C/09	18	4	52,28	20120922
39111	33 C/09	18	5	52,28	20120922
39112	33 C/09	18	6	52,28	20120922
39113	33 C/09	18	7	52,28	20120922
39114	33 C/09	18	8	52,28	20120922
39115	33 C/09	18	9	52,28	20120922
39116	33 C/09	18	10	52,28	20120922
39117	33 C/09	19	2	52,27	20120922
39118	33 C/09	19	3	52,27	20120922
39119	33 C/09	19	4	52,27	20120922
39120	33 C/09	19	5	52,27	20120922
39121	33 C/09	19	6	52,27	20120922
39122	33 C/09	19	7	52,27	20120922
39123	33 C/09	19	8	52,27	20120922
39124	33 C/09	19	9	52,27	20120922
39125	33 C/09	19	10	52,27	20120922
39126	33 C/09	19	11	52,27	20120922
39127	33 C/09	19	12	52,27	20120922
39128	33 C/09	20	2	52,26	20120922
39129	33 C/09	20	3	52,26	20120922
39130	33 C/09	20	4	52,26	20120922
39131	33 C/09	20	5	52,26	20120922
39132	33 C/09	20	6	52,26	20120922
39133	33 C/09	20	7	52,26	20120922
39134	33 C/09	20	8	52,26	20120922
39135	33 C/09	20	9	52,26	20120922
39136	33 C/09	20	10	52,26	20120922
39137	33 C/09	20	11	52,26	20120922
39138	33 C/09	20	12	52,26	20120922
39139	33 C/09	20	13	52,26	20120922
39140	33 C/09	20	14	52,26	20120922
39141	33 C/09	21	2	52,25	20120922
39142	33 C/09	21	3	52,25	20120922
39143	33 C/09	21	4	52,25	20120922
39144	33 C/09	21	5	52,25	20120922
39145	33 C/09	21	6	52,25	20120922
39146	33 C/09	21	7	52,25	20120922
39147	33 C/09	21	8	52,25	20120922
39148	33 C/09	21	9	52,25	20120922
39149	33 C/09	21	10	52,25	20120922
39150	33 C/09	21	11	52,25	20120922
39151	33 C/09	21	12	52,25	20120922
39152	33 C/09	21	13	52,25	20120922
39153	33 C/09	21	14	52,25	20120922
39154	33 C/09	22	2	52,24	20120922
39155	33 C/09	22	3	52,24	20120922
39156	33 C/09	22	4	52,24	20120922
39157	33 C/09	22	5	52,24	20120922
39158	33 C/09	22	6	52,24	20120922
39159	33 C/09	22	7	52,24	20120922
39160	33 C/09	22	8	52,24	20120922
39161	33 C/09	22	9	52,24	20120922
39162	33 C/09	22	15	52,24	20120922
39163	33 C/09	22	16	52,24	20120922
39164	33 C/09	22	17	52,24	20120922
39165	33 C/09	22	18	52,23	20120922
39166	33 C/09	23	1	52,23	20120922
39167	33 C/09	23	2	52,23	20120922
39168	33 C/09	23	3	52,23	20120922

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
39169	33 C/09	23	4	52,23	20120922
39170	33 C/09	23	5	52,23	20120922
39171	33 C/09	23	6	52,23	20120922
39172	33 C/09	23	7	52,23	20120922
39173	33 C/09	23	17	52,23	20120922
39174	33 C/09	23	18	52,23	20120922
39175	33 C/09	23	19	52,22	20120922
39176	33 C/09	23	20	52,22	20120922
39177	33 C/09	23	21	52,22	20120922
39178	33 C/09	23	22	52,22	20120922
39179	33 C/09	24	1	52,22	20120922
39180	33 C/09	24	2	52,22	20120922
39181	33 C/09	24	3	52,22	20120922
39182	33 C/09	24	19	52,22	20120922
39183	33 C/09	24	20	52,21	20120922
39184	33 C/09	24	21	52,21	20120922
39185	33 C/08	25	6	52,50	20120922
39186	33 C/08	25	7	52,50	20120922
39187	33 C/08	25	8	52,50	20120922
39188	33 C/08	26	6	52,49	20120922
39189	33 C/08	26	7	52,49	20120922
39190	33 C/08	26	8	52,49	20120922
39191	33 C/08	26	9	52,49	20120922
39192	33 C/08	27	7	52,48	20120922
39193	33 C/08	27	8	52,48	20120922
39194	33 C/08	27	9	52,48	20120922
39195	33 C/08	27	10	52,48	20120922
39196	33 C/08	28	8	52,47	20120922
39197	33 C/08	28	9	52,47	20120922
39198	33 C/08	28	10	52,47	20120922
39199	33 C/08	28	11	52,47	20120922
39200	33 C/08	28	12	52,47	20120922
39201	33 C/08	29	8	52,46	20120922
39202	33 C/08	29	9	52,46	20120922
39203	33 C/08	29	10	52,46	20120922
39204	33 C/08	29	11	52,46	20120922
39205	33 C/08	29	12	52,46	20120922
39206	33 C/08	29	13	52,46	20120922
39207	33 C/08	29	14	52,46	20120922
39208	33 C/08	29	15	52,46	20120922
39209	33 C/08	30	9	52,45	20120922
39210	33 C/08	30	10	52,45	20120922
39211	33 C/08	30	11	52,45	20120922
39212	33 C/08	30	12	52,45	20120922
39213	33 C/08	30	13	52,45	20120922
39214	33 C/08	30	14	52,45	20120922
39215	33 C/08	30	15	52,45	20120922
39216	33 C/08	30	16	52,45	20120922
39217	33 C/08	30	17	52,45	20120922
39218	33 C/08	30	18	52,45	20120922
39219	33 C/08	30	19	52,45	20120922
39440	33 C/09	23	28	52,22	20120920
39441	33 C/09	23	29	52,22	20120920
39442	33 C/09	23	30	52,22	20120920
39443	33 C/09	24	22	52,21	20120920
39444	33 C/09	24	23	52,21	20120920
39445	33 C/09	24	24	52,21	20120920
39446	33 C/09	24	25	52,21	20120920
39447	33 C/09	24	26	52,21	20120920
39448	33 C/09	24	27	52,21	20120920
39449	33 C/09	24	28	52,21	20120920
39450	33 C/09	24	29	52,21	20120920
39451	33 C/09	24	30	52,21	20120920
42049	33 C/09	1	21	52,44	20101003
42050	33 C/09	1	22	52,44	20101003
42051	33 C/09	2	22	52,43	20101003
42052	33 C/09	3	22	52,42	20101003
42053	33 C/09	4	10	52,41	20101003

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
42054	33 C/09	4	11	52,41	20101003
42055	33 C/09	5	10	52,40	20101003
42056	33 C/09	5	11	52,40	20101003
42057	33 C/09	5	12	52,40	20101003
42058	33 C/09	6	10	52,39	20101003
42059	33 C/09	6	11	52,39	20101003
42060	33 C/09	6	12	52,39	20101003
42061	33 C/09	6	17	52,39	20101003
42062	33 C/09	6	18	52,39	20101003
42063	33 C/09	6	19	52,39	20101003
42064	33 C/09	6	20	52,39	20101003
42065	33 C/09	6	21	52,39	20101003
42066	33 C/09	6	22	52,39	20101003
42067	33 C/09	6	23	52,39	20101003
42068	33 C/09	6	24	52,39	20101003
42069	33 C/09	7	10	52,38	20101003
42070	33 C/09	7	11	52,38	20101003
42071	33 C/09	7	12	52,38	20101003
42072	33 C/09	7	13	52,38	20101003
42073	33 C/09	7	14	52,38	20101003
42074	33 C/09	7	15	52,38	20101003
42075	33 C/09	7	16	52,38	20101003
42076	33 C/09	7	17	52,38	20101003
42077	33 C/09	7	18	52,38	20101003
42078	33 C/09	7	19	52,38	20101003
42079	33 C/09	7	20	52,38	20101003
42080	33 C/09	7	21	52,38	20101003
42081	33 C/09	7	22	52,38	20101003
42082	33 C/09	7	23	52,38	20101003
42083	33 C/09	7	24	52,38	20101003
42084	33 C/09	7	25	52,38	20101003
42085	33 C/09	7	26	52,38	20101003
42086	33 C/09	7	27	52,38	20101003
42087	33 C/09	8	7	52,37	20101003
42088	33 C/09	8	8	52,37	20101003
42089	33 C/09	8	9	52,37	20101003
42090	33 C/09	8	10	52,37	20101003
42091	33 C/09	8	11	52,37	20101003
42092	33 C/09	8	12	52,37	20101003
42093	33 C/09	9	7	52,36	20101003
42094	33 C/09	9	8	52,36	20101003
42095	33 C/09	9	9	52,36	20101003
42096	33 C/09	9	10	52,36	20101003
42097	33 C/09	9	11	52,36	20101003
42098	33 C/09	9	12	52,36	20101003
42099	33 C/09	10	7	52,35	20101003
42100	33 C/09	10	8	52,35	20101003
42101	33 C/09	10	9	52,35	20101003
42102	33 C/09	10	10	52,35	20101003
42103	33 C/09	10	11	52,35	20101003
42104	33 C/09	10	12	52,35	20101003
42105	33 C/09	11	7	52,34	20101003
42106	33 C/09	11	8	52,34	20101003
42107	33 C/09	11	9	52,34	20101003
42108	33 C/09	11	10	52,34	20101003
42109	33 C/09	11	11	52,34	20101003
42110	33 C/09	12	7	52,34	20101003
42111	33 C/09	12	8	52,34	20101003
42112	33 C/09	12	9	52,33	20101003
42113	33 C/09	12	10	52,33	20101003
42114	33 C/09	12	11	52,33	20101003
42115	33 C/09	13	7	52,33	20101003
42116	33 C/09	13	8	52,33	20101003
42117	33 C/09	13	9	52,33	20101003
42118	33 C/09	13	10	52,32	20101003
42119	33 C/09	13	11	52,32	20101003
42120	33 C/09	14	5	52,32	20101003
42121	33 C/09	14	6	52,32	20101003

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
42122	33 C/09	14	7	52,32	20101003
42123	33 C/09	14	8	52,32	20101003
42124	33 C/09	14	9	52,32	20101003
42125	33 C/09	14	10	52,31	20101003
42126	33 C/09	14	11	52,31	20101003
42127	33 C/09	15	5	52,31	20101003
42128	33 C/09	15	6	52,31	20101003
42129	33 C/09	15	7	52,31	20101003
42130	33 C/09	15	8	52,31	20101003
42131	33 C/09	15	9	52,31	20101003
42132	33 C/09	15	10	52,31	20101003
42133	33 C/09	15	11	52,30	20101003
42134	33 C/09	16	8	52,30	20101003
42135	33 C/09	16	9	52,30	20101003
42136	33 C/09	16	10	52,30	20101003
42137	33 C/09	16	11	52,30	20101003
42138	33 C/09	17	8	52,29	20101003
42139	33 C/09	17	9	52,29	20101003
42140	33 C/09	17	10	52,29	20101003
42141	33 C/09	17	11	52,29	20101003
42142	33 C/09	17	12	52,29	20101003
42143	33 C/09	18	11	52,28	20101003
42144	33 C/09	18	12	52,28	20101003
42145	33 C/09	18	13	52,28	20101003
42146	33 C/09	18	14	52,27	20101003
42147	33 C/09	19	13	52,27	20101003
42148	33 C/09	19	14	52,27	20101003
42149	33 C/09	19	15	52,27	20101003
42150	33 C/09	19	16	52,26	20101003
42151	33 C/09	20	15	52,26	20101003
42152	33 C/09	20	16	52,25	20101003
42153	33 C/09	21	15	52,25	20101003
42154	33 C/09	21	16	52,25	20101003
42155	33 C/09	21	17	52,24	20101003
42156	33 C/09	21	18	52,24	20101003
42157	33 C/09	21	19	52,24	20101003
42158	33 C/09	21	20	52,24	20101003
42159	33 C/09	22	10	52,24	20101003
42160	33 C/09	22	11	52,24	20101003
42161	33 C/09	22	12	52,24	20101003
42162	33 C/09	22	13	52,24	20101003
42163	33 C/09	22	14	52,24	20101003
42164	33 C/09	22	19	52,23	20101003
42165	33 C/09	22	20	52,23	20101003
42166	33 C/09	22	21	52,23	20101003
42167	33 C/09	22	22	52,23	20101003
42168	33 C/09	25	19	52,21	20101003
42169	33 C/09	25	20	52,21	20101003
42170	33 C/09	25	21	52,20	20101003
42171	33 C/09	25	22	52,20	20101003
42172	33 C/09	25	23	52,20	20101003
42173	33 C/09	25	24	52,20	20101003
42174	33 C/09	25	25	52,20	20101003
42175	33 C/09	25	26	52,20	20101003
42176	33 C/09	25	27	52,20	20101003
42177	33 C/09	25	28	52,20	20101003
42178	33 C/09	25	29	52,20	20101003
42179	33 C/09	25	30	52,20	20101003
42198	33 C/10	23	54	52,23	20101003
42199	33 C/10	23	55	52,23	20101003
42200	33 C/10	23	56	52,23	20101003
42201	33 C/10	23	57	52,23	20101003
42202	33 C/10	24	54	52,22	20101003
42203	33 C/10	24	55	52,22	20101003
42204	33 C/10	24	56	52,22	20101003
42205	33 C/10	25	54	52,21	20101003
42206	33 C/10	25	55	52,21	20101003
42207	33 C/10	25	56	52,21	20101003

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
42208	33 C/10	26	54	52,20	20101003
42209	33 C/10	26	55	52,20	20101003
42248	33 C/08	25	9	52,50	20101003
42249	33 C/08	26	10	52,49	20101003
42250	33 C/08	26	11	52,49	20101003
42251	33 C/08	27	11	52,48	20101003
42252	33 C/08	27	12	52,48	20101003
42253	33 C/08	29	16	52,46	20101003
42254	33 C/08	29	17	52,46	20101003
42255	33 C/08	29	18	52,46	20101003
42256	33 C/08	29	19	52,46	20101003
42257	33 C/08	30	20	52,45	20101003
42258	33 C/08	30	21	52,45	20101003
42259	33 C/08	30	22	52,45	20101003
43646	33 C/09	21	21	52,24	20101011
43647	33 C/09	21	22	52,24	20101011
43648	33 C/09	21	23	52,24	20101011
43649	33 C/09	21	24	52,24	20101011
43650	33 C/09	21	25	52,24	20101011
43651	33 C/09	21	26	52,24	20101011
43842	33 C/09	16	12	52,30	20101011
43843	33 C/09	17	13	52,29	20101011
43844	33 C/09	17	14	52,28	20101011
43845	33 C/09	18	15	52,27	20101011
43846	33 C/09	18	16	52,27	20101011
43847	33 C/09	18	17	52,27	20101011
43848	33 C/09	18	18	52,27	20101011
43849	33 C/09	19	17	52,26	20101011
43850	33 C/09	19	18	52,26	20101011
43851	33 C/09	20	17	52,25	20101011
43852	33 C/09	20	18	52,25	20101011
43853	33 C/09	20	19	52,25	20101011
43854	33 C/09	20	20	52,25	20101011
43855	33 C/09	20	21	52,25	20101011
43856	33 C/09	20	22	52,25	20101011
43857	33 C/09	20	23	52,25	20101011
43858	33 C/09	20	24	52,25	20101011
43859	33 C/09	20	25	52,25	20101011
43860	33 C/09	20	26	52,25	20101011
43861	33 C/09	20	27	52,25	20101011
43862	33 C/09	20	28	52,25	20101011
43863	33 C/09	20	29	52,25	20101011
43864	33 C/09	20	30	52,25	20101011
43865	33 C/09	23	8	52,23	20101011
43866	33 C/09	24	4	52,22	20101011
43867	33 C/09	24	5	52,22	20101011
43868	33 C/09	24	6	52,22	20101011
43869	33 C/09	24	7	52,22	20101011
43870	33 C/09	24	8	52,22	20101011
43871	33 C/09	25	1	52,21	20101011
43872	33 C/09	25	2	52,21	20101011
43873	33 C/09	25	3	52,21	20101011
43874	33 C/09	25	4	52,21	20101011
43875	33 C/09	26	1	52,20	20101011
43876	33 C/09	26	2	52,20	20101011
43877	33 C/09	26	3	52,20	20101011
43878	33 C/09	26	4	52,20	20101011
43879	33 C/10	25	57	52,21	20101011
43880	33 C/10	25	58	52,21	20101011
43881	33 C/10	25	59	52,21	20101011
43882	33 C/10	25	60	52,21	20101011
43883	33 C/10	26	56	52,20	20101011
43884	33 C/10	26	57	52,20	20101011
43885	33 C/10	26	58	52,20	20101011
43886	33 C/10	26	59	52,20	20101011
43887	33 C/10	26	60	52,20	20101011
46043	33 C/09	28	40	52,17	20101117
46044	33 C/09	28	41	52,17	20101117

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
46045	33 C/09	28	42	52,17	20101117
46046	33 C/09	28	43	52,17	20101117
47335	33 C/09	5	28	52,40	20101130
47336	33 C/09	5	29	52,40	20101130
47337	33 C/09	5	30	52,40	20101130
47338	33 C/09	6	28	52,39	20101130
47339	33 C/09	6	29	52,39	20101130
47340	33 C/09	6	30	52,39	20101130
47341	33 C/09	7	28	52,38	20101130
47342	33 C/09	7	29	52,38	20101130
47343	33 C/09	7	30	52,38	20101130
47344	33 C/09	5	31	52,40	20101130
47345	33 C/09	5	32	52,40	20101130
47346	33 C/09	5	33	52,40	20101130
47347	33 C/09	5	34	52,40	20101130
47348	33 C/09	5	35	52,40	20101130
47349	33 C/09	6	31	52,39	20101130
47350	33 C/09	6	32	52,39	20101130
47351	33 C/09	6	33	52,39	20101130
47352	33 C/09	6	34	52,39	20101130
47353	33 C/09	6	35	52,39	20101130
47354	33 C/09	7	31	52,38	20101130
47355	33 C/09	7	32	52,38	20101130
47356	33 C/09	7	33	52,38	20101130
47357	33 C/09	7	34	52,38	20101130
47358	33 C/09	7	35	52,38	20101130
53627	33 C/09	26	34	52,19	20110131
53646	33 C/09	26	33	52,19	20110201
53647	33 C/09	27	33	52,18	20110201
53741	33 C/09	27	34	52,18	20110201
54052	33 C/09	26	32	52,19	20110131
54484	33 C/09	9	36	52,36	20110202
54560	33 C/09	7	37	52,38	20110202
54561	33 C/09	8	37	52,37	20110202
55814	33 C/09	8	35	52,37	20110202
55815	33 C/09	8	36	52,37	20110202
55822	33 C/09	10	34	52,35	20110206
55912	33 C/09	11	34	52,34	20110206
55913	33 C/09	10	33	52,35	20110207
56641	33 C/09	8	32	52,37	20110213
56642	33 C/09	9	33	52,36	20110213
63839	33 C/10	21	58	52,25	20110421
63840	33 C/10	21	59	52,25	20110421
63841	33 C/10	21	60	52,25	20110421
63842	33 C/10	22	56	52,24	20110421
63843	33 C/10	22	57	52,24	20110421
63844	33 C/10	22	58	52,24	20110421
63845	33 C/10	22	59	52,24	20110421
63846	33 C/10	22	60	52,24	20110421
63847	33 C/10	2	60	52,43	20110421
63848	33 C/10	3	59	52,43	20110421
63849	33 C/10	3	60	52,42	20110421
63850	33 C/10	4	58	52,42	20110421
63851	33 C/10	4	59	52,42	20110421
63852	33 C/10	4	60	52,42	20110421
63853	33 C/10	5	58	52,41	20110421
63854	33 C/10	5	59	52,41	20110421
63855	33 C/10	5	60	52,41	20110421
63856	33 C/10	6	58	52,40	20110421
63857	33 C/10	6	59	52,40	20110421
63858	33 C/10	6	60	52,40	20110421
63859	33 C/10	7	57	52,39	20110421
63860	33 C/10	7	58	52,39	20110421
63861	33 C/10	7	59	52,39	20110421
63862	33 C/10	7	60	52,39	20110421
63863	33 C/10	8	57	52,38	20110421
63864	33 C/10	8	58	52,38	20110421
63865	33 C/10	8	59	52,38	20110421

Claim No	NTS	Row	Column	Surface (ha)	Expiration Date
63866	33 C/10	8	60	52,38	20110421
63867	33 C/10	9	57	52,37	20110421
63868	33 C/10	9	58	52,37	20110421
63869	33 C/10	9	59	52,37	20110421
63870	33 C/10	9	60	52,37	20110421
63871	33 C/10	10	57	52,36	20110421
63872	33 C/10	10	58	52,36	20110421
63873	33 C/10	10	59	52,36	20110421
63874	33 C/10	10	60	52,36	20110421
63875	33 C/10	11	57	52,35	20110421
63876	33 C/10	11	58	52,35	20110421
63877	33 C/10	11	59	52,35	20110421
63878	33 C/10	11	60	52,35	20110421
63879	33 C/10	12	58	52,34	20110421
63880	33 C/10	12	59	52,34	20110421
63881	33 C/10	12	60	52,34	20110421
63882	33 C/10	13	57	52,33	20110421
63883	33 C/10	13	58	52,33	20110421
63884	33 C/10	13	59	52,33	20110421
63885	33 C/10	13	60	52,33	20110421
63886	33 C/10	14	57	52,32	20110421
63887	33 C/10	14	58	52,32	20110421
63888	33 C/10	14	59	52,32	20110421
63889	33 C/10	14	60	52,32	20110421
63890	33 C/10	15	57	52,31	20110421
63891	33 C/10	15	58	52,31	20110421
63892	33 C/10	15	59	52,31	20110421
63893	33 C/10	15	60	52,31	20110421
63894	33 C/10	16	57	52,30	20110421
63895	33 C/10	16	58	52,30	20110421
63896	33 C/10	16	59	52,30	20110421
63897	33 C/10	16	60	52,30	20110421
63898	33 C/10	17	57	52,29	20110421
63899	33 C/10	17	58	52,29	20110421
63900	33 C/10	17	59	52,29	20110421
63901	33 C/10	17	60	52,29	20110421
63902	33 C/10	18	56	52,28	20110421
63903	33 C/10	18	57	52,28	20110421
63904	33 C/10	18	58	52,28	20110421
63905	33 C/10	18	59	52,28	20110421
63906	33 C/10	18	60	52,28	20110421
63907	33 C/10	19	56	52,27	20110421
63908	33 C/10	19	57	52,27	20110421
63909	33 C/10	19	58	52,27	20110421
63910	33 C/10	19	59	52,27	20110421
63911	33 C/10	19	60	52,27	20110421
63912	33 C/10	20	56	52,26	20110421
63913	33 C/10	20	57	52,26	20110421
63914	33 C/10	20	58	52,26	20110421
63915	33 C/10	20	59	52,26	20110421
63916	33 C/10	20	60	52,26	20110421
63917	33 C/10	21	56	52,25	20110421
63918	33 C/10	21	57	52,25	20110421
63919	33 C/09	17	1	52,29	20110421
63920	33 C/09	18	1	52,28	20110421
63921	33 C/09	19	1	52,27	20110421
63922	33 C/09	20	1	52,26	20110421
63923	33 C/09	21	1	52,25	20110421
63924	33 C/09	22	1	52,24	20110421

Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)


Gouvernement du Québec
Ministère des Ressources naturelles
Direction de la géologie

Légende générale de la carte géologique

- Édition revue et augmentée -

Kamal N.M. Sharma
coordonnateur


SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

MB 96-28

Tableau 5 — Roches felsiques / acides

ROCHES FELSIQUES / ACIDES 1			
I1 ROCHES INTRUSIVES FELSIQUES		**ROCHES VOLCANIQUES FELSIQUES**	**V1**
I1A Granite à feldspath alcalin	←	→ Rhyolite à feldspath alcalin	**V1A**
I1B Granite	←	→ Rhyolite	**V1B**
I1C Granodiorite	←	→ Rhyodacite	**V1C**
I1D Tonalite	←	→ Dacite	**V1D**
I1E Trondhjémite		Rhyolite comenditique	**V1BC**
I1F Aplite		Rhyolite pantelléritique	**V1BP**
I1G Pegmatite (granitique)		Trachydacite	**V1E**
I1H Granophyre			
I1I Granitoïde riche en quartz			
I1J Quartzolite (silexite)			
I1K Alaskite			
I1L Syéno-granite			
I1M Monzo-granite			
I1N Filon / veine de quartz			
I1O Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin)			
I1P Granite à hypersthène (charnockite)			
I1Q Syéno-granite à hypersthène			
I1R Monzo-granite à hypersthène (farsundite)			
I1S Granodiorite à hypersthène (opdalite ou charno-enderbite			
I1T Tonalite à hypersthène (enderbite)			

←→ indique les termes intrusifs et volcaniques équivalents

Tableau 6 — Roches intermédiaires

ROCHES INTERMÉDIAIRES 2					
I2	**ROCHES INTRUSIVES INTERMÉDIAIRES**			**ROCHES VOLCANIQUES INTERMÉDIAIRES**	**V2**
I2A	Syénite quartzifère à feldspath alcalin	←	→	Trachyte quartzifère à feldspath alcalin	**V2A**
I2B	Syénite à feldspath alcalin	←	→	Trachyte à feldspath alcalin	**V2B**
I2C	Syénite quartzifère	←	→	Trachyte quartzifère	**V2C**
I2D	Syénite	←	→	Trachyte	**V2D**
I2E	Monzonite quartzifère	←	→	Latite quartzifère	**V2E**
I2F	Monzonite	←	→	Latite	**V2FL**
I2G	Monzodiorite quartzifère	←	→	(Andésite)	**(V2J)**
I2H	Monzodiorite	←	→	(Andésite)	**(V2J)**
I2I	Diorite quartzifère	←	→	(Andésite)	**(V2J)**
I2J	Diorite	←	→	Andésite	**V2J**
I2K	Monzosyénite			Icelandite	**V2JI**
I2BR	Syénite foïdifère à feldspath alcalin			Trachyte foïdifère à feldspath alcalin	**V2BR**
I2DR	Syénite foïdifère			Trachyte foïdifère	**V2DR**
I2DF	Syénite foïdique			Phonolite	**V2G**
I2KF	Monzosyénite foïdique			Phonolite téphritique	**V2GT**
I2FR	Monzonite foïdifère			Latite foïdifère	**V2LR**
I2HR	Monzodiorite foïdifère			Trachyandesite	**V2F**
I2HF	Monzodiorite foïdique			Benmoreïte	**V2FB**
I2JR	Diorite foïdifère			Trachyte comenditique	**V2DC**
I2JF	Diorite foïdique			Trachyte pantelléritique	**V2DP**
I2M	Syénite à feldspath alcalin avec hypersthène				
I2N	Syénite à hypersthène				
I2O	Monzonite à hypersthène (mangérite)				
I2P	Monzodiorite à hypersthène (jotunite)				
I2Q	Diorite à hypersthène				

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

Tableau 7 – Roches mafiques / basiques

ROCHES MAFIQUES / BASIQUES 3			
I3	ROCHES INTRUSIVES MAFIQUES	ROCHES VOLCANIQUES MAFIQUES	V3
I3A	Gabbro	Basalte andésitique/Andésite basaltique	V3A
I3B	Diabase	Icelandite basaltique	V3AI
I3C	Monzogabbro	Basalte	V3B
I3D	Ferrogabbro	Basalte à quartz	V3C
I3E	Gabbro à quartz	Trachybasalte	V3D
I3F	Diabase à quartz	Hawaiite	V3DH
I3G	Anorthosite	Trachybasalte potassique	V3DK
I3H	Anorthosite gabbroïque	Basalte à olivine	V3E
I3I	Gabbro anorthositique	Basalte magnésien (> 9 % MgO)	V3F
I3J	Norite	Trachyandésite basaltique	V3G
I3P	Leuconorite	Mugéarite	V3GM
I3K	Gabbro à olivine	Shoshonite	V3GS
I3L	Norite à olivine	Basanite	V3H
I3M	Diabase à olivine	Basanite phonolitique	V3HP
I3N	Troctolite	Téphrite	V3I
I3O	Lamprophyre mafique	Téphrite phonolitique	V3IP
I3OM	Minette	Boninite	V3J
I3OK	Kersantite		
I3OV	Vogesite		
I3OS	Spessartite		
I3CQ	Monzogabbro quartzifère		
I3CR	Monzogabbro foïdifère		
I3CF	Monzogabbro foïdique		
I3AR	Gabbro foïdifère		
I3AF	Gabbro foïdique		
I3GQ	Anorthosite quartzifère		
I3GR	Anorthosite foïdifère		
I3Q	Gabbronorite		
I3R	Gabbronorite à olivine		
I3S	Monzonorite		
I3T	Anorthosite à hypersthène		

Tableau 8 — Roches ultramafiques et ultrabasiques

ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4			
I4	ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES	ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES	V4
I4A	Hornblendite	Komatiite (> 18 % MgO)	V4A
I4B	Pyroxénite		
I4C	Clinopyroxénite	Komatiite pyroxénitique	V4B
I4D	Webstérite		
I4E	Orthopyroxénite	Komatiite péridotitique	V4C
I4F	Clinopyroxénite à olivine		
I4G	Webstérite à olivine	Komatiite dunitique	V4D
I4H	Orthopyroxénite à olivine		
I4I	Péridotite	Meimechite	V4E
I4J	Wehrlite		
I4K	Lherzolite	Melilitite	V4F
I4L	Harzburgite		
I4M	Dunite	Melilitite à olivine	V4FO
I4N	Serpentinite		
I4O	Lamprophyre ultramafique	Roche volcanique ultramafique à melilite	V4M
I4OS	Sannaïte		
I4OC	Camptonite	Picrobasalte	V4G
I4OM	Monchiquite		
I4OP	Polzenite	Picrite	V4H
I4OA	Alnöite		
I4P	Kimberlite	Foïdite	V4I
I4PA	Kimberlite (groupe I)		
I4PB	Kimberlite (groupe II)	Néphélinite	V4IN
I4Q	Carbonatite		
I4QM	Magnésiocarbonatite	Foïdite phonolitique	V4IP
I4QC	Calciocarbonatite		
I4QF	Ferrocarbonatite	Foïdite téphritique	V4IT
I4QA	Aillikites		
I4QD	Damtjernites (Damkjernites)		
I4R	Lamproïte		
I4S	Foïdolite		
I4T	Melilitolite		

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

Tableau 9 — Volcanites explosives

VOLCANITES EXPLOSIVES		
▼	Pyroclastites/tuf - indifférenciés	**TU**
▼x	Tuf à cristaux	**TX**
▼r	Tuf lithique	**TI**
▼l	Tuf à lapilli	**TL**
▼ls	Lapillistone	**TO**
▼b	Tuf à blocs	**TM**
▼lb	Tuf à lapilli et à blocs	**TY**
▼bl	Tuf à blocs et à lapilli	**TZ**
▼e	Tuf à cendres	**TD**
▼c	Tuf cherteux	**TC**
▼g	Tuf graphiteux	**TG**
▼s	Tuf soudé	**TS**
▼h	Hyalotuf (Vitric tuff)	**TH**
♦	Brèche pyroclastique	**BP**
∇	Volcanoclastites*	**VC**
	etc.	

<u>Fragments</u>

- Polygéniques
- Monogéniques

<u>Exemples</u> :

V2▼x PG	Tuf intermédiaire, à cristaux de PG
V2▼lb	Tuf intermédiaire, à lapilli et à blocs, monogénique
VID▼b	Tuf dacitique, à blocs, monogénique
V▼c	Tuf cherteux
V▼	Tuf indifférencié

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

Tableau 15 — Codification lithologique des sédiments

S SÉDIMENTS (roches sédimentaires indéterminées)

S1 GRÈS (terme général comprenant les arénites et les wackes)

S1A Grès quartzitique
S1B Grès feldspathique
S1C Arkose
S1D Grès arkosique
S1E Grès lithique
S1F Grès lithique subfeldspathique

S2 ARÉNITE

S2A Arénite quartzitique
S2B Subarkose
S2C Arkose
S2D Arénite arkosique
S2E Arénite lithique
S2F Sublitharénite

S3 WACKE

S3A Wacke quartzitique

S3C Wacke arkosique
S3D Wacke feldspathique
S3E Wacke lithique

S4 CONGLOMÉRAT

S4A Conglomérat monogénique
S4B Conglomérat monogénique «clast-supported»
S4C Conglomérat monogénique «matrix-supported»
S4D Conglomérat polygénique
S4E Conglomérat polygénique «clast-supported»
S4F Conglomérat polygénique «matrix-supported»
S4G Conglomérat intraformationnel
S4H Conglomérat intraformationnel «clast-supported»
S4I Conglomérat intraformationnel «matrix-supported»
S4J Tillite

N.B. — Il est recommandé de limiter l'utilisation des termes de la série S1. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

S5 BRÈCHE

S5A Brèche monogénique
S5B Brèche monogénique «clast-supported»
S5C Brèche monogénique «matrix-supported»
S5D Brèche polygénique
S5E Brèche polygénique «clast-supported»
S5F Brèche polygénique «matrix-supported»
S5G Brèche intraformationnel
S5H Brèche intraformationnel «clast-supported»
S5I Brèche intraformationnel «matrix-supported»

S6 MUDROCK

S6A Siltstone
S6B Siltshale
S6C Siltslate
S6D Mudstone
S6E Mudshale
S6F Mudslate
S6G Claystone
S6H Clayshale
S6I Clayslate

S7 CALCAIRE

S7A Calcilutite
S7B Calcisiltite
S7C Calcarénite
S7D Calcirudite
S7E Mudstone
S7F Wackestone
S7G Packstone
S7H Grainstone
S7I Boundstone
S7J Bafflestone
S7K Rudstone

S8 DOLOMIE

S8A Dololutite
S8B Dolosiltite
S8C Dolarénite
S8D Dolorudite

S9 FORMATION DE FER

S9A Formation de fer indéterminée
S9B Formation de fer oxydée
S9C Formation de fer carbonatée
S9D Formation de fer silicatée
S9E Formation de fer sulfurée

S10 CHERT

S10A Chert oxydé
S10B Chert carbonaté
S10C Chert silicaté
S10D Chert sulfuré
S10E Chert graphiteux/carboné
S10F Chert ferrugineux
SI0J Jaspe (Jaspilite)

S11 EXHALITE

S12 ÉVAPORITE

S12A Halite
S12B Sylvite
S12C Anhydrite
S12D Gypse
S12E Sulfate

S13 PHOSPHORITE

SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

Tableau 17A — Roches métamorphiques et tectoniques

ROCHES MÉTAMORPHIQUES ET TECTONIQUES M		
M1 Gneiss	**M18** Cornéenne	
M2 Gneiss rubané	**M20** Métatexite	spécifier le % du mobilisat et identifier la protolite
M3 Orthogneiss	**M21** Diatexite	
M4 Paragneiss	**M21A** Granite d'anatexie	
M5 Gneiss quartzofeldspathique	**M22** Migmatite	
M6 Gneiss granitique	**M23** Agmatite	
M7 Granulite (gneiss granulitique)	**M24** Cataclasite*	
M8 Schiste	**M25** Mylonite*	
M9 Orthoschiste	**M26** Brèche tectonique*	
M10 Paraschiste		
M11 Phyllade		
M12 Quartzite		
M13 Marbre (calcaire cristallin)	**M30** Tourmalinite	
M14 Roche calco-silicatée	**M31** Coticule	
M15 Roche métasomatique (incluant skarn ou tactite)		
M16 Amphibolite		
M17 Éclogite		

* Utiliser plutôt les codes de tectonites (T). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

Tableau 17B — Tectonites

TECTONITES T	
T1	Cataclasite
T1A	Brèche de faille
T1B	Microbrèche de faille
T1C	Gouge de faille
T1D	Pseudotachylite
T1E	Mylolisthénite
T1F	Brèche d'impact
T1G	Impactite
T2	Mylonite
T2A	Protomylonite
T2B	Orthomylonite
T2C	Ultramylonite
T2D	Phyllonite
T2E	Blastomylonite
T3A	Gneiss droit («Straight gneiss»)
T3B	Gneiss porphyroclastique
T3C	Gneiss régulier
T3D	Gneiss irrégulier
T4	Brèche tectonique
T4A	Mélange tectonique
T4B	Brèche tectonique à matrice de marbre («Marble tectonic breccia»)

Tableau 18 — Codes mnémoniques des minéraux et des fossiles, et divers

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES

Acanthite	AV
Actinote	AC
Aeschynite - (Y)	EC
Agate	AE
Aikinite	BP
Albite	AB
Allanite	AL
Altaïte	TP
Amazonite	AI
Améthyste	AH
Amiante (Asbestos)	AO
Amphibole	AM
Andalousite	AD
Andésine	AA
Anhydrite	AY
Ankérite	AK
Annabergite	NG
Anorthite	AN
Anthophyllite	AT
Antigorite	AR
Apatite	AP
Argent natif (visible)	Ag
Arsénopyrite	AS
Augite	AG
Autunite	AU
Awaruite	NF
Axinite	AX
Azurite	AZ
Barytine	BR
Bastnaesite	BA
Béryl	BL
Biotite	BO
Bismuthinite	BM
Bismutite	BS
Bornite	BN
Boulangerite	BG
Brochantite	BH
Brucite	BC
Bytownite	BT
Calaverite	CA
Calcite	CC
Carbonate	CB
Chabazite (Chabasite)	ZB
Chalcocite(ne)	CT
Chalcopyrite	CP
Chert	CH
Chloanthite	CO
Chlorite	CL
Chloritoïde	CR
Chondrodite	HR
Chromite	CM
Chrysocolle	CY
Chrysotile	CS
Clevelandite	CI
Clinopyroxène	CX
Clinozoïsite	CZ
Cobaltite	CE
Columbite/Niobite	NB
Columbo-tantalite	TO
Cordiérite	CD
Corindon	CN
Cosalite	PI
Covellite	CV
Cubanite	CF
Cuivre natif (visible)	Cu
Cummingtonite	CG
Cuprite	CU
Digenite	DG
Diopside	DP
Disthène/Kyanite	KN
Dolomite	DM
Dravite	TG
Dravite-Schorlite	DS
Electrum	EM
Enargite	EG
Enstatite	ES
Epidote	EP
Eudialyte	EU
Euxénite - (Y)	EX
Fayalite	FA
Feldspath vert/brun	FV
Feldspath	FP
Feldspath noir	FN
Feldspath potassique	FK
Feldspathoïde	FD
Fergusonite	FS
Fibrolite	FB
Fluorite (fluorine)	FL
Forstérite	FO
Franklinite	FR
Freibergite	FG
Fuchsite	FC
Gahnite	GH
Galène	GL
Gédrite	GT
Glaucophane	GC
Goethite	GO
Graphite	GP
Greenockite	GK
Grenat	GR
Grenat-almandin	GA
Grenat-andradite	GD
Grenat-grossulaire	GG
Grenat-pyrope	GY
Grenat spessartine	GS
Grenat-uvarovite	GU
Grunérite	GN
Gummite	GB
Gunningite	GI
Gypse	GE
Halite	HL
Heazlewoodite	HZ
Hédenbergite	HG
Hématite	HM
Hercynite	HC
Holmquistite	HK
Hornblende	HB
Hypersthène	HP
Iddingsite	IG
Ilménite	IM
Jade	JA
Jaspe	JP
Kaolinite	KL
Klokmannite	KK
Kornérupine	KP
Krennerite	KR
Labradorite	LB
Lawsonite	LS
Lépidolite	LP
Leucite	LC
Leucoxène	LX
Limonite	LM
Magnésite	MN
Magnétite	MG
Malachite	MC
Marcasite	MS
Mariposite	MT
Mélilite	ME
Mésoperthite	MP
Mica	MI
Microcline	ML
Millerite	NS
Minéraux argileux	MA
Minéraux décoratifs	MD
Minéraux lourds	MX
Minéraux mafiques	MF
Minéraux opaques	OP
Minéraux radioactifs	MR
Molybdénite	MO
Molybdite(dine)	MB
Monazite	MZ
Muscovite	MV
Néphéline	NP
Oligoclase	OG
Olivine	OV
Or natif (visible)	Au
Orthoclase (orthose)	OR
Orthopyroxène	OX
Ottrelite	OL
Oxyde de fer	OF
Oxyhornblende (hornblende brune)	OH
Paragonite	PE
Pechblende	PB
Penninite/Pennine	PT
Pentlandite	PD
Perovskite	PK
Perthite	PR
Petzite	PZ
Phénacite/Phénakite	PA
Phlogopite	PH
Pistachite	PC
Plagioclase	PG
Pollucite	ZP
Préhnite	PN
Pumpellyite	PP
Pyrite	PY
Pyrochlore	PM
Pyrolusite	PS
Pyrophyllite	PL
Pyroxène	PX
Pyrrhotite(Pyrrhotine)	PO
Quartz	QZ
Quartz bleu	QB
Riebeckite	RB
Rozénite	RZ
Rutile	RL
Samarskite-(Y)	UL
Sanidine	SA
Sapphirine	SH
Scapolite	SC
Scheelite	SW
Schorlite(Schorl)	TF
Sélénite	SG
Sélénium	Se
Séricite	SR
Serpentine	ST
Sidérite(sidérose)	SD
Sidérotil	SI
Sillimanite	SM
Smaltite/Smaltine	TW
Samarskite	SK
Smithsonite	ZO
Sodalite	SS
Spécularite	HS
Sphalérite	SP
Sphène/Titanite	SN
Spinelle	SL
Spodumène	SO
Staurotide	SU
Stéatite	TS
Stibine/Stibnite	SB
Stilbite(Heulandite)	HD
Stilpnomélane	SE
Sulfures	SF
Sylvanite	SV
Szomolnokite	SZ
Talc	TC
Tantalite	TN
Tellurobismuthite	TB
Tennantite	TT
Tétradymite	TD
Tetrahédrite	TH
Thorianite	TR
Thorite	TI
Topaze	TZ
Torbernite	TU
Tourmaline	TL
Tourmaline zincifère	TA
Trémolite	TM
Uraninite	UR
Uranophane	UP
Uranothorite	UT
Vallerite	VL
Vermiculite	VR
Vésuvianite	VV
Violarite	VO
Willemite	WM
Wilsonite	WS
Wolframite	WF
Wollastonite	WL
Wulfenite	WN
Zéolite	ZL
Zincite	ZN
Zircon	ZC
Zoïsite	ZS

FOSSILES	YY
Brachiopodes	YB
Bryozoaires	YZ
Céphalopodes	YC
Conulaires	YA
Coraux	YX
Crinoïdes	YR
Échinodermes	YD
Éponges	YE
Gastéropodes	YT
Graptolites	YG
Ostracodes	YO
Pélécipodes	YP
Plantes	YN
Poissons	YK
Stromatoïdes	YS
Stromatoporoïdes	YI
Traces fossiles	YF
Trilobites	YL

DIVERS

Divers	Code
Bioclastes	XB
Ciment	XC
Hydrocarbures	XH
Liant	XL
Lithoclastes	XR
Matière organique	XG
Matrice	XM
Oncolites	XT
Oolites	XO
Pellets	XP
Péloïdes	XD
Autres	XX

GRANULOMÉTRIE ET λ : PLIS

Code	Granulométrie	λ
	...< 0.001 mm	1
A	0.001-0.01 mm	
	...< 0.01 mm	2
B	0.01-0.05 mm	3
C	0.05-0.1 mm	3
D	0.1-0.2 mm	3
	...< 0.2 mm	4
E	0.2-0.5 mm	5
F	0.5-1.0 mm	5
G	1-2 mm	6
H	2-5 mm	6
J	0.5-1 cm	7
K	1-3 cm	7
	... > 3 cm	8
L	3-10 cm	
M	10-30 cm	
N	30-100 cm	
P	1 m	
Q	1-2 m	
R	2-4 m	
S	4-6 m	
T	6-10 m	
U	10 m	
V	10-20 m	
W	20-50 m	
Y	50-100 m	
Z	100 m	
X	Autres	

MAPS, ASSAY RESULTS, CLAIM LISTING, OUTCROP DESCRIPTION, CHANNEL ASSAY RESULTS ARE AVAILABLE ON DEMAND SUBMITTED TO

VIRGINIA MINES INC.

200 – 116 St. Pierre Street
Quebec (Qc) Canada
G1K 4A7

Tel.: (800) 476-1853
Email: mines@virginia.qc.ca